January 29, 2010

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

CF / AD 5

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Blockbuster Inc.

Form 10-K for the year ended January 4, 2009

Filed April 6, 2009

File No. 001-15153

Dear Mr. Humphrey,

On behalf of Blockbuster Inc. (“Blockbuster” or the “Company”), set forth below is the Company’s response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 18, 2009, concerning the above-referenced document.

Definitive Proxy Statement on Schedule 14A

Executive Officer and Director Compensation, page 22

Compensation Process, page 23

Comment 1:

We note your disclosure in the last sentence of the first full paragraph of this section. In future filings, please disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Company agrees to comply with the Staff’s comment in its future filings with the Commission, beginning with the proxy statement we will file in April 2010.

Annual Bonus, page 24

Comment 2:

In future filings, please revise to disclose in your Compensation Discussion and Analysis all performance targets for your named executive officers. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response:

The Company agrees to comply with the Staff’s comment in its future filings with the Commission, beginning with the proxy statement we will file in April 2010.

Form 10-K for the Year Ended January 4, 2009

Managements’ Discussion and Analysis

Results of Operations, page 45

Comment 3:

We note that your discussion does not address the cost of sales directly. In this regard, we believe your gross profit disclosures should be supplemented with, or preferably replaced by, a discussion and analysis of your cost of sales on a stand-alone basis for each segment and as a whole. Further, such disclosure should include separate quantification and discussion of changes in significant components of cost of sales. See Instruction #4 to Item 303(a) of Regulation S-K.

Response:

Our discussion includes an analysis of the changes in revenues and gross profit for each segment, which we believe provides a more meaningful understanding of the impact of changes in our results of operations as a whole. Therefore, we do not believe it is necessary to amend our Form 10-K for the year ended January 4, 2009. This provides enough information in order for a cost of sales analysis to be determined. However, we will include an additional discussion analyzing the Company’s cost of sales on a stand-alone basis for each segment and as a whole in our future filings. Separate quantification and analysis of material changes in significant components of the Company’s cost of sales will be included in such discussion, beginning with our Form 10-K for the year ended January 3, 2010, which will be filed on or before March 19, 2010.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 79

Comment 4:

Based on page 10 of your September 2009 Investor Relations presentation, it appears that 18% of your stores are unprofitable from a Store EBITDA perspective. In this regard, please tell us whether or not an impairment charge has been recorded with respect to these stores. If not, tell us why no impairment was taken.

Response:

As we discussed with the Staff in 1999, the Company evaluates fixed assets for impairment on a market by market basis, rather than at the store level. The stores within each market continue to share several significant cash flow characteristics that impact our ability to assess the cash flows or manage our business on an individual store basis, such as: customer overlap, a significant amount of customers transferring to nearby Blockbuster stores upon the closure of a store, common pricing, product costs, advertising costs, and certain labor and training costs. Therefore, although a specific store may be highlighted as unprofitable, no impairment will be taken if the market as a whole does not indicate that there are impairment charges.

The Company respectfully advises the Staff that it defines a “market” as a Demographic Market Area (“DMA”). DMAs are defined generally by the coverage area of the local television and radio markets. The Company performs its impairment analysis in accordance with ASC Topic 360 (formerly SFAS 144) on a DMA basis, as DMAs provide the lowest level for which the cash flows are identifiable and are independent of the cash flows of other groupings of assets. The use of DMAs in this impairment analysis is consistent with how the Company manages its business and has been applied on a consistent basis from period to period.

Comment 5:

It appears that your shift to Vending and Streaming downloads will materially impact your revenue recognition process. In particular, it appears that these delivery mediums provide you with royalty or transaction fees. We also note from your third quarter earnings call on November 12, 2009 that, in certain circumstances, you will not collect amounts until the vending kiosks are profitable to your partner. In this regard, tell us your accounting methodology for these revenue streams and whether you will account for these amounts on a net or gross basis.

Response:

We currently collect license and consignment fees from our vending partner based on actual transactions in the vending machines. Although this revenue source has been immaterial ($0.4 million for fiscal 2009), we have considered the guidance provided in ASC Topic 605-45 (formerly EITF 99-19) in determining whether revenues should be reported on a net or gross basis. As a result of this consideration, revenues under our existing vending contract are recorded on a net basis in accordance with ASC Topic 605-45.

Our internet download business includes downloads and streaming, which provided only $1.2 million and $0.1 million of our fiscal 2009 revenues, respectively. Our customers can download major studio titles for a specific viewing period or permanently purchase a movie from our web-site to be stored and viewed for an unlimited period of time. In accordance with guidance provided by ASC Topic 605-10-S25 (SAB 104), we currently recognize revenue when the license agreement file is successfully downloaded by the customer, which, based on our current technology, occurs at the time the customer plays the movie for the first time. We currently account for internet download transactions on a gross basis, in accordance with ASC Topic 605-45.

When we expect these revenue streams to become material to our consolidated financial statements, we will include our accounting methodology in Critical Accounting Policies in Form 10-K.

Note 11 – Segment and Geographic Information, page 118

Comment 6:

You indicate that your segments reflect the manner in which your Chief Operating Decision Maker (“CODM”) manages and assesses business performance as well as allocates resources. However, your various presentations to shareholders and investors solely focus on management’s shift in strategy to operating fewer stores and growing new methods of distribution. Your presentations also focus on the nature, cost and benefits of your current alternate delivery channels (Total Access, On Demand and Vending). Additionally, the following factors were discussed at length by Jim Keyes during your third quarter earnings call on November 12, 2009:

•	You are undergoing a business transformation and shift in strategy.

•	The focus is on the effective management of the retail portfolio by delivering the Blockbuster brand through multiple channels.

•	The goal is have a multichannel approach by growing the different distribution channels.

•	Advertising dollars are being focused on distribution channels, including an increase in spending on promotions and marketing to target online customers.

•	Investors should not think of Blockbuster as only physical stores.

•	The new distribution channels have resulted in the creation of a different distribution model with studios.

•

Due to the nature of the revenue sharing agreements associated with these new delivery channels, some delivery mediums will have smaller margins and, as such, you plan on generating cash flows as wells as profits through economies of scale.

We also note that a significant portion of your MD&A focuses on the impact that these distribution channels have on your results, including margins. In addition, you indicate on page 6 of your September 2009 Investor Relations presentation that your Total Access program is highly profitable. Accordingly, it appears that discreet financial information about the profitability of each of these distribution channels is available. Based on the factors discussed by Jim Keyes, it also appears the economic characteristics of each distribution channel are materially different. In light of these factors, please tell us how you determined that your shift in strategy did not alter your segment structure and whether any consideration was given to restructuring your segment information to more closely resemble your current strategy and what appears to be Jim Keyes’ approach to managing the business. If you do not believe this shift in strategy has altered your segment structure, it is not clear why your presentations have solely focused on the growth plans of these distribution channels as well as their impact on your current and future operations, with little or no discussion of Domestic and International operations. In other words, it appears this business transformation and shift in strategy has altered the manner in which your CODM manages and assesses business performance, as well as allocates resources, from a geographical approach to a distribution channel approach. Please advise.

Response:

The first three quarters of 2009 were a transitional period for Blockbuster, during which time our management was focused on cash conservation and liquidity rather than on growth and performance of our distribution channels. After the closing of our $675 million senior secured notes offering on October 1, we began to refine and implement our new strategy for distribution channels as well as to react to the changes in our market place. The bulleted comments noted above address the future state under this new strategy.

In connection with the October refinancing, we were able to add additional management personnel and shift the responsibilities of existing personnel so that a separate senior vice president is now responsible for each of the following operational areas: domestic stores, domestic by-mail and domestic digital and vending. We believe that this recent shift in strategy, focus and management structure has altered our segment structure beginning in the fourth quarter of 2009.

Therefore, we have determined that our Form 10-K for the year ended January 3, 2010 will include segment disclosures and discussion for three separate domestic segments – stores, by-mail, and other domestic operations – as well as for the existing international segment for all periods presented. This structure will mirror how our CODM now manages the business, assesses performance, and allocates resources subsequent to the October 1 refinancing.

Form 10-Q for the Quarterly Period Ended October 4, 2009

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation

Goodwill and Intangible Assets, page 7

Comment 7:

You indicate that you performed an impairment analysis as of the third quarter of 2009. In particular, you indicate the estimated fair values of your reporting units were determined to be more than their respective carrying amounts and, therefore, it was not necessary to perform step two of the goodwill impairment test. In this regard, please provide us with significant support for your conclusions and consider revising your disclosures to include the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Additionally, please provide us with a summary of the impairment analysis you performed with respect to your domestic and international reporting units. In addition, please include a discussion of the assumptions underlying your estimates of future cash flows.

Response:

As of October 4, 2009, the estimated fair values exceeded carrying values by 14% and 30% for our Domestic and International reporting units, respectively. We did not include an extensive discussion of our methodology and assumptions in the Form 10-Q because the fair value substantially exceeded the carrying value for each reporting unit, which is consistent with the Staff presentation at the National Conference on Current SEC and PCAOB Developments on December 8, 2009. The amount of goodwill allocated to our Domestic reporting unit was $231.9 million, and $94.2 million was allocated to our International reporting unit.

The estimated fair values of our reporting units were calculated using a discounted cash flow methodology, applied on a basis consistent with previous analyses. The discounted cash flow projection was based on internal projections and certain judgments and estimates by management consistent with our long-range strategic plan. Some of the primary assumptions included:

•	future development of by-mail, vending kiosks, and digital delivery and related revenue in return for investments in subscriber acquisitions and new technological alliances;

•	continued decline in in-store rental revenue with relatively stable margin percentages;

•	short-term decrease in retail revenues and retail margin dollars;

•	improvements in DMA profitability resulting from the closures of store locations and transferring a portion of the revenue to nearby store locations;

•	capital expenditure levels in the long-range plan that are consistent with the capital expenditure limitations in our debt covenants;

•	discount of future cash flows to present value using our weighted average cost of capital;

•	terminal value calculated by using a Gordon Growth method, which utilized a capitalization rate equal to the discount rate adjusted for a long-term decline; and

•	estimated unleveraged cash taxes.

Potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions are adverse changes associated with capital markets as well as uncertainties facing our expansion of new distribution channels and worse than expected trends in our mature in-store distribution channel.

The first step of the impairment test compared the book values of our reporting units to their estimated fair values. The estimated fair value of each of the reporting units was computed using the present value of estimated future cash flows, which included the impact of any known or expected trends in the business and industry, primarily driven by the decline in the in-store home video industry. The estimated fair values of our reporting units were determined to be substantially more than their respective carrying amounts, therefore it was not necessary to perform step two of the goodwill impairment test.

Note 2 – Liquidity, Credit Agreement and Other Debt, page 11

Comment 8:

On August 27, 2009, you entered into Amendment No. 2 to the Amended and Restated Initial Public Offering and Split-Off Agreement with Viacom. In connection with this agreement, you indicate that negotiated payments to certain landlords relate to renegotiation or termination of certain lease agreements. Based on the disclosure on page 14, your letters of credit were reduced by $50 million, for a net liquidity improvement of $34 million. As such, it appears the negotiated termination payments were approximately $16 million. We also note from your third quarter earnings call on November 12, 2009 that you are amortizing these amounts instead of recognizing an expense in the current period. In this regard, tell us how your accounting methodology for these payments complies with paragraphs 14 through 16 of SFAS 146.

Response:

The majority of these negotiated payments to landlords were to renegotiate leases for facilities in which we will continue to operate our stores. As a result, we are allocating the premiums over the remaining lease term, calculated on a store-by-store basis. This accounting treatment is in accordance with ASC Topics 840-10 and 840-20. As of October 4, 2009, the net amount of fees recorded as assets totaled $13.3 million.

In regards to paragraphs 14 through 16 of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, costs to terminate a contract before the initial lease term are recognized upon the termination date or the date in which we no longer have an economic benefit. Upon payment, we expensed $2.3 million of the fees paid for stores that are closed. If any of the remaining stores close over time, then the net asset pertaining to the lease premiums for the applicable stores will be expensed.

Managements’ Discussion and Analysis

Strategic Objectives, page 31

Comment 9:

You indicate that you continue the closure of less profitable stores with approximately 400 stores planned to be closed during the fourth quarter of 2009 and early 2010 and approximately 250 stores planned to be closed in the remainder of 2010. In this regard, it appears that such closures could result in significant lease terminations. If so, your MD&A should be revised to clearly discuss any known trends or uncertainties that had, or that you expect to have, a material unfavorable impact on your results of operations. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:

We respectfully advise the Staff that we included discussion related to our expectations of future substantial costs associated with lease terminations under Risk Factors on page 59 of our Form 10-Q for the period ended October 4, 2009. In future filings we will include a disclosure of material future expected cash payments related to lease terminations in the MD&A section, as applicable.

In connection with this response letter, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call the undersigned or Thomas M. Casey, Executive Vice President and Chief Financial Officer, at (214) 854-3000.

Very truly yours,

/s/ Bruce Lewis
Bruce Lewis
Senior Vice President, Tax and Controller

cc:	Thomas M. Casey, Executive Vice President and Chief Financial Officer, Blockbuster Inc.
Rod McDonald, Assistant General Counsel, Corporate and Securities, Blockbuster Inc.